Exhibit 99.67

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Contents

Introduction	2
Company Overview	2
Consolidated Results of Operations	3
Reconciliation of Non-IFRS measures	7
Reportable Segments	8
Backbone	8
Volta	9
Selected Quarterly Information	9
Liquidity and Capital Resources	10
Cash Flows	10
Working Capital	11
Components of Total Debt	11
Capital Resources	12
Off-Balance Sheet Arrangements	12
Share Capital	13
Financial Instruments & Risks	13
Other Risks	16
Related Party Transactions	17
Adoption of and Change in Accounting Policies	18
Caution Regarding Forward-Looking Statements	20
Caution Regarding Non-IFRS Financial Performance Measures	21
Management’s Report on Internal Control Over Financial Reporting	21
Glossary of Terms	22

Bitfarms Ltd. Q3 2020 MD&A 1

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Introduction

The following Management’s Discussion and Analysis (“MD&A”) for Bitfarms Ltd. (together with its subsidiaries, the “Company” or “Bitfarms”), dated November 25, 2020, should be read in conjunction with the Company’s third quarter 2020 unaudited interim period condensed consolidated financial statements and its accompanying notes, and the 2019 audited annual consolidated financial statements and its accompanying notes. In addition, the following MD&A should be read in conjunction with the Company’s “Caution Regarding Forward-Looking Statements” section of this MD&A.

The Company’s third quarter 2020 unaudited interim period condensed consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s third quarter 2020 unaudited interim period condensed consolidated financial statements are reported in US dollars, except where otherwise noted.

The Company utilizes a number of Non-IFRS measures in assessing operating performance. Non-IFRS financial performance measures exclude the impact of certain items and are used internally when analyzing operating performance. Please refer to the “Caution Regarding Non-IFRS Financial Performance Measures” section of this MD&A for more information. This MD&A contains various terms related to the Company’s business and industry which are defined in the Glossary of Terms section of this MD&A.

Company Overview

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone Hosting Solutions Inc. (“Backbone”) and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”).

Backbone owns and operates server farms, comprised of computers (referred to as a “Miners”) designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”). Backbone regularly exchanges cryptocurrencies mined into U.S. dollars through reputable and established cryptocurrency trading platforms.

As of the date of this MD&A, Bitfarms operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta provides electrician services to both commercial and residential customers in Quebec, while assisting Bitfarms in building and maintaining its server farms.

Bitfarms Ltd. Q3 2020 MD&A 2

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Consolidated Results of Operations

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Revenues	6,795	9,739	(2,944)	(30%)	23,379	21,886	1,493	7%
Cost of sales	7,827	5,276	2,551	48%	23,250	13,280	9,970	75%
Gross profit (loss)	(1,032)	4,463	(5,495)	(123%)	129	8,606	(8,477)	(99%)
Gross margin	(15%)	46%	-	-	1%	39%	-	-
General and administrative expenses	1,809	2,296	(487)	(21%)	5,985	7,575	(1,590)	(21%)
Impairment of property, plant and equipment	-	56	(56)	(100%)	-	56	(56)	(100%)
Operating income (loss)	(2,841)	2,111	(4,952)	(235%)	(5,856)	975	(6,831)	(701%)
Operating margin	(42%)	22%	-	-	(25%)	4%	-	-
(Gain) on disposition of cryptocurrencies	-	-	-	-	(23)	-	(23)	100%
Loss on disposition of assets	557	4	553	13825%	1,264	7	1,257	17957%
Net financial expenses (income)	1,363	(2,185)	3,548	162%	3,930	2	3,928	196400%
Net income (loss) before income taxes	(4,761)	4,292	(9,053)	(211%)	(11,027)	966	(11,993)	(1242%)
Income tax expense (recovery)	-	(17)	17	(100%)	(112)	(17)	(95)	(559%)
Net income (loss)	(4,761)	4,309	(9,070)	(210%)	(10,915)	983	(11,898)	(1210%)
Net earnings (loss) per share - basic	(0.06)	0.06	-	-	(0.13)	0.03	-	-
Net earnings (loss) per share - diluted	(0.06)	0.05	-	-	(0.13)	0.03	-	-
Gross mining profit (1)	1,593	5,954	(4,361)	(73%)	8,322	12,192	(3,870)	(32%)
Gross mining margin (1)	26%	67%	-	-	38%	62%	-	-
EBITDA (1)	(274)	7,161	(7,435)	(104%)	1,973	7,329	(5,356)	(73%)
EBITDA margin (1)	(4%)	74%	-	-	8%	33%	-	-
Adjusted EBITDA (1)	365	4,668	(4,303)	(92%)	4,463	7,632	(3,169)	(42%)
Adjusted EBITDA margin (1)	5%	48%	-	-	19%	35%	-	-

Third Quarter 2020 Highlights:

●	Revenues of $6.8 million; gross loss of $1.0 million (-15% gross margin), operating loss of $2.8 million (-42% operating margin), and net loss of $4.8 million;
●	Gross mining profit[1] of $1.6 million (26% gross mining margin);
●	EBITDA loss of $0.3 million ( -4% EBITDA margin), $0.4 million Adjusted EBITDA (5% Adjusted EBITDA margin);
●	Mined 535 Bitcoins with an average break-even[2] Bitcoin price of approximately $7,500;
●	Entered into lease agreements for 3,000 Whatsminer Miners, of which 1,000 WhatsMiner M31S, adding approximately 82 PH/s, were received and installed during the quarter;
●	Completed Dominion Capital loan modification providing the Company financial flexibility

[1]	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin, are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.
[2]	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding hosting contracts, divided by the total number of Bitcoin mined.

Bitfarms Ltd. Q3 2020 MD&A 3

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Revenues

Revenues were $6.8 million for the three month period ended September 30, 2020 (“Q3 2020”) compared to $9.7 million for the same three month period in 2019 (“Q3 2019”).

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues based on actual coins sold during the three-month period ended September 30, 2019 and Volta revenues		865	9,739	-
Impact of increase in average Bitfarms’ Bitcoin hashrate average in excess of increase in network difficulty during Q3 2020 compared to Q3 2019, adjusted for Bitcoin Halving Event	1	184	1,892	19%
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms’ quantity of coins mined during Q3 2020	2	(483)	(4,968)	(51%)
Impact of difference in average Bitcoin price in Q3 2020 compared to Q3 2019	3	-	338	4%
Other mining variance and change in Volta revenues		(31)	(206)	(2%)
Revenues for three months ended September 30, 2020		535	6,795	(30%)

Notes

1	Calculated as the difference in theoretical Bitcoin mined in Q3 2020 assuming the Bitcoin Halving Event did not occur, compared to Q3 2019 multiplied by Q3 2019 average Bitcoin price

2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate during Q3 2020 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price

3	Calculated as the difference in average Bitcoin price in Q3 2020 compared to Q3 2019 multiplied by Bitcoin mined in Q3 2020 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event

The most significant factors impacting the decrease to Bitfarms’ revenues in Q3 2020, compared to Q3 2019, are presented in the table above. Revenues decreased mostly due to the Bitcoin Halving Event, partially offset by an increase in Bitfarms’ hashrate in excess of network difficulty and an increase in Bitcoin price.

Bitfarms Ltd. Q3 2020 MD&A 4

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Revenues were $23.4 million for the nine month period ended September 30, 2020 compared to $21.9 million for the same nine month period in 2019.

(U.S. $ in thousands except where indicated)	Note	Bitcoin	(USD)	% Change
Revenues based on actual coins sold during the nine-month period ended September 30, 2019 and Volta revenues		2,657	21,886	-
Impact of increase in average Bitfarms’ Bitcoin hashrate average in excess of increase in network difficulty during YTD Q3 2020 compared to YTD Q3 2019, adjusted for Bitcoin Halving Event	1	540	3,984	18%
Impact of Bitcoin Halving Event on May 11, 2020 on Bitfarms’ quantity of coins mined during Q3 2020	2	(749)	(5,525)	(25%)
Impact of difference in average Bitcoin price in YTD Q3 2020 compared to YTD Q3 2019	3	-	4,358	20%
Impact of Litecoins mined and sold in YTD Q3 2019	4	-	(612)	(3%)
Other mining variance and change in Volta revenues		-	(712)	(3%)
Revenues for nine months ended September 30, 2020		2,437	23,379	7%

Notes

1	Calculated as the difference in theoretical Bitcoin mined in YTD Q3 2020 assuming the Bitcoin Halving Event did not occur, compared to YTD Q3 2019 multiplied by YTD Q3 2019 average Bitcoin price

2	Calculated as the theoretical Bitcoin mined based on Bitfarms’ actual hashrate from May 11, 2020 to September 30, 2020 assuming the Bitcoin Halving Event did not occur, compared to actual coins mined during the same period multiplied by average Bitcoin price

3	Calculated as the difference in average Bitcoin price in YTD Q3 2020 compared to YTD Q3 2019 multiplied by Bitcoins mined and s old i n Q3 2020 plus the reduction in Bitcoin mined as a result of the Bitcoin Halving event

4	Calculated as the difference in Litecoin sold as at YTD Q3 2020 compared to YTD Q3 2019 multiplied by the average Litecoin price for YTD Q3 4 2019

The most significant factors impacting the increase to Bitfarms’ revenues for the nine months ended September 30, 2020, compared to the nine months ended September 30, 2019 are presented in the table above. Revenues increased mostly due to the increase in average Bitfarms hashrate in excess of increase in network difficulty and the average increase in Bitcoin price, reduced by the negative impact of the Bitcoin Halving Event.

Cost of Sales

Bitfarms’ cost of sales for Q3 2020 was $7.8 million compared to $5.3 million in Q3 2019. Cost of sales includes energy and infrastructure expenses, depreciation and amortization, electrician salaries, and purchases and net change in inventory. The most significant factors resulting in the increase in cost of sales are described below.

Energy and infrastructure expenses increased by $1.5 million or 49% in Q3 2020 compared to Q3 2019, primarily due to the Company adding new Miners, which increased electrical consumption to an average of 50 MW during Q3 2020 compared to 34 MW during Q3 2019.

Depreciation and amortization expense increased by $1.4 million or 90% in Q3 2020 compared to Q3 2019 primarily resulting from depreciation expense recorded on net additions to property, plant and equipment of approximately $20.8 million from Q3 2019 through Q3 2020.

Bitfarms Ltd. Q3 2020 MD&A 5

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Bitfarms’ cost of sales for the nine months ended September 30, 2020 was $23.3 million compared to $13.3 million for the nine months ended September 30, 2019.

Energy and infrastructure expenses increased by $5.9 million or 80% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily due to the Company adding new Miners, which increased average electrical consumption from 28 MW to 50 MW.

Depreciation and amortization expense increased by $4.4 million or 105% for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, primarily resulting from depreciation expense recorded on net additions to property, plant and equipment of approximately $20.8 million.

General & Administrative & Other Expenses

Bitfarms’ general and administrative and other expenses stood at $1.8 million in Q3 2020, compared to $2.3 million in Q3 2019, a decrease of $0.5 million or 21%. The main reasons for the decrease were due to lower non-cash expenses related to employee stock options, as well as lower salaries and wages expense resulting from fewer executive level employees and government wage subsidies received in connection with COVID-19.

Bitfarms’ general and administrative and other expenses stood at $6.0 million for the nine month period ended September 30, 2020, compared to $7.6 million for the same period in 2019, a decrease of $1.6 million or 21%. The main reasons for the decrease were due to lower non-cash expenses related to employee stock options as well as lower salaries and wages expense resulting from fewer executive level employees and government wage subsidies received in connection with COVID-19. In addition, professional fees were lower as the Company incurred non-recurring professional fees in 2019 in connection with its TSX-V listing process.

Net financial expenses (income)

Bitfarms’ net financial expenses for Q3 2020 were $1.4 million compared to net financial income of $2.2 million in Q3 2019. The $3.6 million swing in net financial expenses was mainly related to a $2.6 million gain recorded on revaluation of warrants in Q3 2019, as well as a lower gain on revaluation of embedded derivative in Q3 2020 compared to Q3 2019. In addition, there was approximately $0.4 million more interest expense recorded in 2020 due to increased debt. The financial income and expenses related to debt (the Dominion Capital loan) are described under the Financial Instruments and Risks section of this MD&A. Financial income and expenses are comprised of interest on the Dominion Capital loan, gain on embedded derivative and classification of a portion of rent as interest expense on lease liabilities, and unrealized foreign exchange gains and losses on monetary items denominated in Canadian dollars to the functional currency in US dollars, and interest on Volta’s long-term debt repayments and bank charges.

Bitfarms’ net financial expenses for the nine months ended September 30, 2020 were $3.9 million compared to financial income of $5,000 for the nine months ended September 30, 2019. The $3.9 million swing in financial expenses was mainly related to a gain on revaluation of warrants of $1.8 million in 2019. In addition, interest expense increased by $2.3 million during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 as a result of an increase in debt (the Dominion Capital loan) in 2020.

Bitfarms Ltd. Q3 2020 MD&A 6

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Reconciliation of Non-IFRS measures

Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Net income (loss) before tax	(4,761)	4,292	(9,053)	(211%)	(11,027)	966	(11,993)	(1242%)
Interest expense	1,563	1,332	231	17%	4,348	2,146	2,202	103%
Depreciation expense	2,924	1,537	1,387	90%	8,652	4,217	4,435	105%
EBITDA	(274)	7,161	(7,435)	(104%)	1,973	7,329	(5,356)	(73%)
Stock compensation expense	534	872	(338)	(39%)	1,798	2,443	(645)	(26%)
Financial expenses (income) and other	105	(3,365)	3,470	103%	692	(2,140)	2,832	132%
Adjusted EBITDA	365	4,668	(4,303)	(92%)	4,463	7,632	(3,169)	(42%)

Calculation of Gross Mining Profit & Gross Mining Margin

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Revenues	6,065	8,942	(2,877)	(32%)	21,678	19,630	2,048	10%
Cost of sales	7,366	4,641	2,725	59%	21,932	11,600	10,332	89%
Gross profit (loss)	(1,301)	4,301	(5,602)	(130%)	(254)	8,030	(8,284)	(103%)
Depreciation and amortization	2,894	1,518	1,376	91%	8,576	4,154	4,422	106%
Net change in inventory and other	-	135	(135)	(100%)	-	8	(8)	(100%)
Gross mining profit	1,593	5,954	(4,361)	(73%)	8,322	12,192	(3,870)	(32%)
Gross mining margin	26%	67%	-	-	38%	62%	-	-

“Gross mining profit” is defined as Gross profit (loss) excluding depreciation and amortization and net change in inventory and other minor items included in cost of sales for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

Bitfarms Ltd. Q3 2020 MD&A 7

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Reportable Segments

Backbone

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Revenues	6,065	8,942	(2,877)	(32%)	21,678	19,630	2,048	10%
Cost of sales	7,366	4,651	2,715	58%	21,932	11,600	10,332	89%
Gross profit (loss)	(1,301)	4,291	(5,592)	(130%)	(254)	8,030	(8,284)	(103%)
Gross margin	(21%)	48%	-	-	(1%)	41%	-	-
General and administrative expenses	1,702	2,141	(439)	(21%)	5,564	6,853	(1,289)	(19%)
Impairment of property, plant and equipment	-	56	(56)	(100%)	-	56	(56)	(100%)
Operating income (loss)	(3,003)	2,094	(5,097)	(243%)	(5,818)	1,121	(6,939)	(619%)
Operating margin	(50%)	23%	-	-	(27%)	6%	-	-
(Gain) on disposition of cryptocurrencies	-	-	-	-	(23)	-	(23)	100%
Loss on disposition of assets	554	4	550	13750%	1,261	7	1,254	17914%
Net financial expenses (income)	1,351	(2,199)	3,550	161%	3,902	(25)	3,927	15708%
Net income (loss) before tax	(4,908)	4,289	(9,197)	(214%)	(10,958)	1,139	(12,097)	(1062%)
EBITDA (1)	(459)	7,135	(7,594)	(106%)	1,951	7,412	(5,461)	(74%)
EBITDA margin (1)	(8%)	80%	-	-	9%	38%	-	-
Adjusted EBITDA (1)	180	4,642	(4,462)	(96%)	4,440	7,715	(3,275)	(42%)
Adjusted EBITDA margin (1)	3%	52%	-	-	20%	39%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non- IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Net income(loss) before tax	(4,908)	4,289	(9,197)	(214%)	(10,958)	1,139	(12,097)	(1062%)
Interest expense	1,555	1,318	237	18%	4,333	2,119	2,214	104%
Depreciation expense	2,894	1,518	1,376	91%	8,576	4,154	4,422	106%
EBITDA	(459)	7,135	(7,594)	(106%)	1,951	7,412	(5,461)	(74%)
Stock compensation expense	534	872	(338)	(39%)	1,798	2,443	(645)	(26%)
Financial expenses (income) and other	105	(3,365)	3,470	103%	691	(2,140)	2,831	132%
Adjusted EBITDA	180	4,642	(4,462)	(96%)	4,440	7,715	(3,275)	(42%)

Bitfarms Ltd. Q3 2020 MD&A 8

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Volta

(U.S. $ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Revenues	730	797	(67)	(8%)	1,701	2,256	(555)	(25%)
Cost of sales	461	625	(164)	(26%)	1,318	1,680	(362)	(22%)
Gross profit	269	172	97	56%	383	576	(193)	(34%)
Gross margin	37%	20%	-	-	23%	26%	-	-
G &A and other expenses	107	172	(65)	(38%)	335	469	(134)	(29%)
Operating income (loss)	162	-	162	100%	48	107	(59)	(55%)
Operating margin	22%	(1%)	-	-	3%	5%	-	-
Loss on disposition of assets	3	-	3	100%	2	-	2	(100%)
Net financial expenses (income)	12	14	(2)	(18%)	28	27	1	4%
Net income (loss) before tax	147	(14)	161	1153%	18	80	(62)	(78%)
EBITDA (1)	185	9	176	1956%	110	170	(60)	(36%)
EBITDA margin (1)	25%	1%	-	-	6%	8%	-	-
Adjusted EBITDA (1)	185	9	176	1956%	110	170	(60)	(36%)
Adjusted EBITDA margin (1)	25%	1%	-	-	6%	8%	-	-

(1)	EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS performance measures; please refer to the Non- IFRS Financial Performance Measures section of this MD&A.

Reconciliation of Non-IFRS Performance Measures

(U.S.$ in thousands except where indicated)	Three months ended				Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Net income (loss) before tax	147	(14)	161	(1153%)	18	80	(62)	(78%)
Interest expense	9	14	(5)	(39%)	15	27	(12)	(46%)
Depreciation expense	29	19	10	53%	77	63	14	22%
EBITDA	185	19	166	874%	110	170	(60)	(36%)
Adjusted EBITDA	185	19	166	874%	110	170	(60)	(36%)

Selected Quarterly Information

(U.S. $ in thousands except where indicated)	Q3 2020	Q2 2020*	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Revenue	6,795	7,372	9,212	10,536	9,739	8,517	3,629	5,292
EBITDA (1)	(274)	416	1,833	2,299	7,161	668	(526)	(19,839)
Adjusted EBITDA (1)	365	1,435	2,780	2,986	4,668	3,329	(420)	(603)
Net income (loss)	(4,761)	(3,730)	(2,424)	1,125	4,605	(1,320)	(2,006)	(21,313)
Basic earnings (loss) per share	(0.06)	(0.04)	(0.03)	0.02	0.06	(0.01)	(0.02)	(0.23)

*	The Bitcoin Halving Event occurred on May 11, 2020, during Q2 2020
(1)	EBITDA and Adjusted EBITDA are non-IFRS performance measures; please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

The Company is not subject to seasonality. Factors that may impact Revenues and profitability quarter over quarter include cryptocurrency pricing, network difficulty and the Company’s hashrate.

Bitfarms Ltd. Q3 2020 MD&A 9

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Liquidity and Capital Resources

Cash Flows

(U.S. $ in thousands except where indicated)	Nine months ended
For the periods ended as indicated	Sep. 30 2020	Sep. 30 2019	$ Change	% Change
Cash & cash equivalents, beginning of the period	2,159	552	1,607	291%
Cash flows from (used in):
Operating activities	4,139	3,329	810	24%
Investing activities	(4,184)	(19,697)	15,513	79%
Financing activities	(810)	18,279	(19,089)	(104%)
Exchange rate differences on currency translation	20	-	20	(100%)
Cash & cash equivalents, end of the period	1,324	2,463	(1,139)	(46%)

Cash Flows from Operating Activities

Cash flows from operating activities increased by $0.8 million or 24% during the nine months ended September 30, 2020 compared to nine months ended September 30, 2019. The increase in cash flows from operating activities was primarily driven by a favorable $4.8 million swing in changes in non-cash working capital components in the nine months ended September 30, 2020, compared to the same period in 2019. The $4.8 million increase was largely offset by $4.0 million less cash from operating activities before changes in non-cash working capital components, primarily as a result of the Bitcoin Halving Event.

Cash Flows used in Investing Activities

Cash flows used in investing activities decreased by $15.5 million or 79% during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This was primarily due to significant acquisitions of property, plant and equipment during the nine months ended September 30, 2019, related to the initial phases of the Sherbrooke Expansion.

Cash Flows from Financing Activities

Cash flows from financing activities decreased $19.1 million or 104% during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019. This was primarily due to the Company drawing down on the four $5.0 million loan tranches on the $20.0 million debt facility from Dominion Capital from March to August 2019. During the nine months ended September 30, 2020 the Company made repayments of long-term debt and lease liabilities in the amounts of approximately $0.5 million and $0.6 million, respectively, partially offset by the proceeds from the exercise of warrants in the amount of $0.2 million.

Bitfarms Ltd. Q3 2020 MD&A 10

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Working Capital

As at September 30, 2020, Bitfarms had a working capital deficit of $10.9 million compared to positive working capital of $2.5 million on December 31, 2019, primarily due to debt of $11.6 million, being reclassified from long-term to current. The current maturities of long-term debt may fluctuate due to the variable repayment terms of the loan with Dominion Capital. The Company’s strategy to remedy the working capital deficit and ensure sufficient liquidity to repay the Dominion Capital loan maturing in 2021, include amendments to the Dominion Capital loan as well as growing operations through available equipment leasing to increase cash flows from operations. In September 2020, the Company reached an agreement with Dominion Capital to amend the maturity date of the second loan tranche from April 2021 to November 2021 in exchange for the issuance of 1,000,000 restricted shares to Dominion Capital. In addition, a conversion feature was added to the third loan tranche, maturing in June 2021, providing Dominion Capital with the option to convert the loan into shares at a price of $0.59 USD per share. The conversion feature may be exercised by Dominion Capital, in whole or in part, at any time until the loan matures in June 2021. Management believes the extension of Tranche #2’s maturity date, combined with the conversion feature and the new lease agreements will allow the Company to meet its obligations in 2021. As of the date of this MD&A, lease agreements for 4,000 Miners have been executed, of which 3,000 have been installed. The Company plans to continue to grow operational capacity by securing additional leased Mining equipment in order to further increase cash flows from operations, however there is no assurance that the Company will be successful in its efforts. As at September 30, 2020, Bitfarms had cash and cash equivalents of $1.3 million compared to $2.2 million as at December 31, 2019. Cash and cash equivalents are mainly U.S. and Canadian dollar deposits at regulated financial institutions.

Components of Total Debt

The Company expects that cash and cash equivalents and future operating cash flows will enable it to fund its working capital requirements and financial obligations, over the next twelve months.

Since inception, the Company has primarily financed its growth through retained earnings, vendor financing, and, since March 2019, a long-term debt facility. The primary component of long-term debt is a secured debt financing facility of $20.0 million with Dominion Capital. The debt facility is structured into four separate loan tranches of $5.0 million each bearing interest at 10% per annum on the full principal balance of each loan tranche regardless of principal repayments made during the term of each loan tranche, referred to as a “make-whole” provision. The term of each loan tranche is 24 months with a balloon payment for any remaining outstanding balance at the end the term. As described in the Working Capital section above, the Company reached an agreement to extend the maturity date of Tranche #2 from April 2021 to November 2021 and add a conversion feature to Tranche #3, maturing in June 2021. A monthly payment equivalent to 10% of the value of cryptocurrencies mined by Bitfarms during the month is required in repayment of the total loan tranches drawn. This amount shall first be applied to accrued interest and the balance to principal. In the event that the amount of interest owing is greater than the amount of cryptocurrency mined, an additional amount shall be remitted such that the interest is paid in full. The debt facility is fully secured by the assets of Bitfarms on a first priority basis.

Bitfarms Ltd. Q3 2020 MD&A 11

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Capital Resources

Bitfarms’ capital management objective is to ensure its ability to maximize the return to its shareholders. In order to achieve this objective, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risks to which the Company is exposed. The Company’s strategy for achieving this objective is maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations, and ensuring sufficient liquidity to pursue organic growth.

Bitfarms may manage its capital structure by issuing equity, obtaining loan financing, adjusting capital spending, or disposing of assets. The Company is not subject to any externally imposed capital requirements, with the exception of the Company’s agreement not to issue common shares below $0.40 USD during the term of the loan with Dominion Capital.

Sherbrooke Expansion

To complete each remaining phase of the Sherbrooke Expansion, Bitfarms will need to incur infrastructure buildout costs including exhaust structure, mining structure and building modifications, as well as sourcing of mining hardware and electrical components.

The capital cost for the construction of the remaining Phases 3 through 6 is currently estimated to range between $20.0 million to $25.0 million, inclusive of Miner purchases based on recent hardware pricing. These costs will be divided between the Sherwood and Leger properties, with the majority being allocated to the Leger Property.

The ability to undertake the construction of Phases 3 through 6 of the Sherbrooke Expansion depends, among other things, on the Company’s ability to raise the required financing. As a result, there is no definitive or planned timetable for Phases 3 through 6 of the Sherbrooke Expansion. The Company intends to finance the remainder of the construction of Phases 3 through 6 of the Sherbrooke Expansion by raising additional debt or equity capital or a combination of these means, as well as through the cash flow generated from its operations. There can be no assurance that the remaining Sherbrooke Expansion will be fully funded and undertaken at this time on any particular schedule or at all.

In response to both a complaint concerning noise at the Sherwood Property and indications from officials at the municipality of Sherbrooke that they were reviewing applicable regulations, the Company has met with community residents and city officials on several occasions. While the Company believes it is compliant with all applicable regulations, the Company has implemented further sound mitigating measures, including the construction of a sound barrier wall at a cost of approximately $0.3 million.

Off-Balance Sheet Arrangements

In September 2020, the Company entered into a lease agreement for 2,000 Whatsminer Miners. The equipment was made available to the Company in November 2020, which is when the lease liability and corresponding assets will be recorded on the Company’s balance sheet. In addition, another lease for 1,000 Whatsminer Miners was executed in October 2020. These Miners were not received as of the date of this MD&A. Other than the two leases described above, there are no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Bitfarms.

Bitfarms Ltd. Q3 2020 MD&A 12

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Share Capital

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of the date of this MD&A, the Company has 84,720,630 common shares, 5,983,435 vested employee stock options, 3,406,565 unvested employee stock options, 5,916,668 warrants to Dominion Capital issued and outstanding, as well as 636,250 other warrants. As of the date of this MD&A there were no preferred shares outstanding.

Financial Instruments & Risks

It is anticipated that in the normal course of operations, Bitfarms will be exposed to exchange risk, foreign currency risk and credit risk.

Dominion Capital Loan

As of September 30, 2020, the Dominion Capital loan consisted of four $5.0 million tranches that were drawn down from the financing facility, which included a total of four available $5.0 million loan tranches (please refer to the Components of Total Debt section above). The features of the loan, which include the issuance of 1,666,667 warrants per tranche with an exercise price of $0.40 USD, as well as a make-whole interest clause resulted in a financial liability accounted for at amortized cost, warrant liabilities previously recorded at fair value through profit or loss which were reclassified to equity during the period, and an embedded derivative recorded at fair value through profit or loss. In September 2020 the Company reached an agreement with Dominion Capital where the exercise price of 1,666,667 warrants were repriced to $0.30 USD and the expiry date was accelerated from June 2024 to June 2021. In addition, another 1,666,667 warrants had their expiry date modified from April 2024 to November 2021.The purpose of the loan was to provide the Company with additional funds to achieve its growth objectives, notably, the buildout of the first two phases of the Sherbrooke Expansion.

Financial Instrument at Amortized Cost

Management used significant judgement and estimates when determining the effective interest rate of the financial liability accounted for at amortized cost. Repayment amounts are determined as 10% of the cryptocurrency mined by Bitfarms. In order to calculate the effective interest rate, management had to estimate Bitfarms’ future cryptocurrency mining revenue in order to estimate the timing and amount of future loan repayments. The effective interest rate was determined to be 26.93%, 30.16%, 37.10% and 38.02% for the first, second and third and fourth tranches, respectively. The component of the financial instrument carried at amortized cost resulted in interest expense of $1.5 million and $3.9 million included in financial expenses for the three and nine month periods ended September 30, 2020.

Warrants

Upon inception of the Dominion Capital loan, the warrants contained an anti-dilutive feature that would have resulted in a reduction in the exercise price in the event that Bitfarms Ltd. were to issue shares at a price lower than the exercise price. On September 27, 2019, the Company received all necessary approvals in order to remove the anti-dilutive feature. In exchange for removal of the anti-dilutive feature, the Company agreed not to issue common shares below the exercise price of $0.40 USD during the term of the loan with the lender.

Bitfarms Ltd. Q3 2020 MD&A 13

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Embedded Derivative

The value of the “make-whole” clause will vary based on management’s projections of the timing of the loan repayment, which are based on Bitfarms’ cryptocurrency mining revenue. This interest feature has been accounted for as an embedded derivative that is measured at fair value through profit or loss. Since this is a non-option derivative, the fair value upon initial recognition of the loan liability is nil. As of September 30, 2020, management revised its projections of the timing of the loan repayment and discounted future payments to their present value using the effective interest rates determined upon inception of each loan tranche. As of September 30, 2020, management recognized an embedded derivative asset with a value of $1.1 million resulting in a gain of $0.6 million in financial income for the nine month ended September 30, 2020. Any change in management’s assumptions of Bitcoin price, Bitcoin Network Difficulty and the Company’s internal hashrate may have a material impact on profit of loss upon remeasurement in subsequent periods.

Credit Risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents, accounts receivable and long-term deposits. The risk regarding cash and cash equivalents is mitigated by holding the cash and cash equivalents through Canadian chartered banks. The credit risk regarding trade receivables are derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company places deposits with suppliers of cryptocurrency mining hardware in the normal course of operations in order to secure orders and delivery dates. The Company deals with major suppliers of cryptocurrency equipment and routinely maintains strong relationships with suppliers and evaluates the mining hardware market. Other long-term deposits include deposits with local government run energy producers. The Company is also exposed to credit risk through conversion of cryptocurrency to fiat currency through the use of cryptocurrency exchanges. The Company maintains relationships with multiple exchanges and mitigates credit risk by routinely converting cryptocurrency to fiat currency to limit exposure. Furthermore, the Company performs periodic evaluations of cryptocurrency exchanges.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure, as far as possible, that it maintains sufficient liquidity in order to pay its projected financial liabilities. The contractual maturities of trade and other payables are less than nine months. Long-term debt, as of September 30, 2020, adjusted for the loan amendments as described in the Working Capital section, includes financial obligations with contractual maturities, including principal and interest, as follows:

Q4 2020	$825,000
Q1 2021	$3,320,000
Q2 2021	$5,400,000
Q3 2021	$5,800,000
Q4 2021	$4,345,000
2022 and thereafter:	$93,000
Total	$19,783,000

Bitfarms Ltd. Q3 2020 MD&A 14

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Lease liabilities includes financial obligations with contractual maturities as follows, inclusive of interest, as of the September 30, 2020, adjusted for the lease described in off-balance sheet arrangements, are as follows:

2020	$1,465,000
2021	$3,765,000
2022	$2,680,000
2023	$820,000
2024 and thereafter:	$3,520,000
Total	$12,250,000

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all its revenues, excluding Volta, and most of its capital expenditures and financing are transacted in US dollars. The Company is exposed to variability in the Canadian dollar to US dollar exchange rate when paying operating expenses incurred and payable in Canadian dollars. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. Management does not currently hedge its foreign currency risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The Company is primarily engaged in the cryptocurrency mining industry that is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations. The Company does not currently hedge the conversion of cryptocurrencies to fiat currency.

Custody of Crypto Asset Risk

Cryptocurrencies are controllable by the possessors of the unique public key and private key relating to the digital wallet used to store the cryptocurrencies. If keys are lost, stolen or destroyed this could result in a loss for the Company. In order to mitigate the risk of loss of cryptocurrencies the Company sells cryptocurrency routinely and uses multi-signature digital wallets to store cryptocurrency until its eventual sale. The digital wallets used for Bitcoin require 2 out of 3 individuals to approve a spending transaction. Each of the users has a separate password that is not known by the other users. The transactions can only be initiated from the physical computer where the multi-signature wallet is installed for each user. In order to install the multi-signature wallet on a computer, twelve “seed” words that are distinct to each user are required, which are physically stored offline in confidential locations offsite.

Security breaches and hacking have been prevalent in cryptocurrency exchanges. The Company mitigates this risk by performing ongoing evaluations of exchanges, and routinely converting cryptocurrencies to fiat currency so that no material amount of crypto assets is held at any given time.

Bitfarms Ltd. Q3 2020 MD&A 15

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Other Risks

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business and financial condition and results of operations, or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. In evaluating the Company and its business, investors should carefully consider, in addition to other information contained in this MD&A, the risk factors below as well as those included in the Company’s 2019 Annual MD&A dated April 29, 2020. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risk and uncertainties not presently known to the Company, or that are. currently deemed immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of operations could be materially adversely affected.

Bitcoin Halving Event

In May 2020, the Bitcoin Block Reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to miners has been reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price and Difficulty will adjust over time to ensure that Mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown. In the 30 days prior to the Bitcoin Halving Event the average daily revenue per Terahash of computing power was approximately $0.13. Immediately after the Bitcoin Halving, daily revenue per Terahash was $0.07. In the 30 days subsequent to the Bitcoin Halving, average daily revenue per Terahash was $0.09, an increase of $0.02 or approximately 29% compared to the daily revenue per Terahash immediately after the Bitcoin Halving, demonstrating the normalization of daily revenue per Terahash expected for viable long-term Mining profitability. In the 20 days leading up to the date of this MD&A, average daily revenue per Terahash was $0.13. Management has observed a recovery of $0.06 daily revenue per Terahash, a recovery of 86% when compared to immediately after the Bitcoin Halving, which represents a further normalization of daily revenue per Terahash to pre-Bitcoin Halving levels. As of the date of this MD&A daily revenue per Terahash approximates average daily revenue per Terahash in the 30 days prior to the halving.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient Mining operations, recent generation Mining hardware and access to capital to remain profitable. Management has actively responded by reaching an agreement with Dominion Capital to amend loan terms to provide additional time to generate incremental cash flow from operations and provide the opportunity to convert from debt to equity. In addition, Management has secured lease financing of new, more efficient mining hardware to grow operations and is continuing to seek further financing to fill available capacity. If Bitcoin price and Difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Bitfarms Ltd. Q3 2020 MD&A 16

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

COVID-19 Pandemic Risk

In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels. The major impacts that COVID-19 are expected to have on the Backbone operating segment include potential increases in cryptocurrency price volatility, difficulty obtaining new financing due to a global economic slowdown, and delays in receiving future orders of mining hardware and parts sourced from overseas. The Backbone operating segment has been, and is expected to, continue operating throughout the pandemic.

Volta’s services are considered to be essential by government authorities and have been, and are expected to continue, operating throughout the pandemic. The impacts of COVID-19 on the Volta operating segment have reduced revenues by $0.6 million or 25% from the sale of electrician services and parts for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019, as well as having resulted in longer collection periods for outstanding trade receivables. There is a potential for increased bad debts resulting from the economic impact of COVID-19 on existing customers. The Group has benefited from the Canada Emergency Wage Subsidy (“CEWS”) in the amount of approximately $625 and will continue to monitor its eligibility to claim the CEWS. There can be no assurance that the Group will continue to be eligible for the CEWS as future changes to revenues as well as modification to the eligibility criteria may render the Group ineligible.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. It is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Related Party Transactions

During the three and nine month periods ended September 30, 2020, the Company had the following transactions with related parties:

1.	Bitfarms made rent payments totaling approximately $111,000 and $328,000 for the three and nine month periods ended September 30, 2020 (three and nine months ended September 30, 2019 - $125,000 and $447,000 ) to companies controlled by a director and officer, Emiliano Grodzki and Mathieu Vachon and a former director, Pierre-Luc Quimper.

2.	Bitfarms entered into consulting agreements with two of the directors, Nicolas Bonta and Emiliano Grodzki. The consulting fees charged by directors totaled approximately $88,000 and $288,000 for the three and nine month periods ended September 30, 2020 (three and nine month periods ended September 30, 2019 - $100,000 and $300,000).

The transactions listed above were incurred in the normal course of operations.

Bitfarms Ltd. Q3 2020 MD&A 17

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Adoption of and Change in Accounting Policies

Government assistance

Government assistance is recognized where there is reasonable assurance that the assistance will be received, and all attached conditions will be complied with. Government assistance is intended to compensate an expense item which is recognized in net income (loss) on a systematic basis over the periods that the related costs are expensed. During the quarter and nine-month period ended September 30, 2020, the Company recorded $345 and $625 of government subsidies (CEWS), recognized in cost of sales and general and administrative expenses (nil during the comparable periods in 2019). There are no unfulfilled conditions or contingencies attached this assistance. The Company adopted this accounting policy during the year.

Revenue recognition

The Group, through Backbone, operates server farms supporting the verification and validation of blockchain transactions in exchange for cryptocurrency, referred to as “cryptocurrency mining”. During the period, the Group changed its accounting policy with respect to revenue recognition from cryptocurrency mining and subsequent measurement of cryptocurrency on hand. Prior to this change, the Group accounted for cryptocurrency as inventory until it was sold in exchange for fiat currency. Inventories of cryptocurrency were measured at the lower of cost to produce and net realizable value. The cost of cryptocurrency inventory was comprised of the costs incurred with respect to the validation and verification of blockchain transactions, consisting mainly of electricity and depreciation. Net realizable value was measured as the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale. Revenue was recognized when the cryptocurrency was converted into fiat currency or when the cryptocurrency was transferred to another party in settlement of a debt to this party. The Group now recognizes revenue upon receipt of cryptocurrency in exchange for its mining activities at the fair market value of the cryptocurrency received, as described below.

IFRS 15 provides a five step model for identifying revenue from contracts with customers, as follows:

1.	Identify the contract with the customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when the Company satisfies a performance obligation

The Group has entered into contracts with Mining Pools and has undertaken the performance obligation of providing computing power to the Mining Pool in exchange for non-cash consideration in the form cryptocurrency. The Group measures the non-cash consideration received at the fair market value of the cryptocurrency received. Management estimates fair value on a daily basis, as the quantity of cryptocurrency received multiplied by the price quoted on www.coinmarketcap.com (“Coinmarketcap”) on the day it was received. Management previously considered Coinmarketcap to be a Level 1 input under IFRS 13 Fair Value Measurement. However, management has revised this opinion and now considers Coinmarketcap to be a level 2 input as the price represents an average of quoted prices on various markets and not necessarily the Group’s principal market. Any difference between the fair value of cryptocurrency recorded upon receipt from mining activities and the actual realized price upon disposal are recorded as a gain or loss on disposition of cryptocurrency.

Bitfarms Ltd. Q3 2020 MD&A 18

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Cryptocurrency on hand at the end of a reporting period is accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount is recognized in other comprehensive income and accumulated in equity under revaluation surplus. However, increases are recognized in profit or loss to the extent that it reverses a revaluation decrease of cryptocurrency previously recognized in profit or loss. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by price quoted on Coinmarketcap as of the reporting date.

The Company has continued to classify cryptocurrency on hand at the end of a period as a current asset as management has determined that cryptocurrency markets have sufficient liquidity to allow conversion within the Company’s normal operating cycle.

The Group believes that the revised policy and presentation provide more relevant financial information to the users of the financial statements. The accounting policy change has been applied retrospectively, but the Group’s management has determined that the impact of the accounting policy change in previous periods is not material. The cumulative effect of retrospective application of the accounting policy change on retained earnings as of January 1, 2020 was nil as the Company did not have any cryptocurrency on hand as of December 31, 2019. Furthermore, the Group’s management believes that the disclosures made in previous periods relating to the quantity and fair value of cryptocurrencies mined during the periods, the cost and fair market value of cryptocurrencies on hand at the end of the periods and the proceeds received from disposal of cryptocurrencies during the periods is sufficient to allow users of the financial statements to understand the Company’s financial results. The accounting standards in the cryptocurrency mining industry are still evolving and the Group’s management believes that this accounting policy change is better aligned with current industry practices. Additionally, the Group may be required to re-evaluate their accounting policy with respect to revenue recognition and subsequent remeasurement of cryptocurrency on hand in the event of the issuance of new accounting guidance or a change in the Group’s business practice of regularly disposing of cryptocurrencies.

Bitfarms Ltd. Q3 2020 MD&A 19

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2020 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	Bitcoin halving event;
●	COVID 19 pandemic;
●	the availability of financing opportunities and risks associated with economic conditions, including Bitcoin price and Bitcoin network difficulty;
●	the ability to service debt obligations and maintain flexibility in respect of debt covenants;
●	the speculative and competitive nature of the technology sector;
●	dependency in continued growth in blockchain and cryptocurrency usage;
●	limited operating history and share price fluctuations;
●	cybersecurity threats and hacking;
●	controlling shareholder risk;
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	permits and licenses;
●	server failures;
●	global financial conditions;
●	tax consequences;
●	environmental regulations and liability;
●	erroneous transactions and human error;
●	facility developments;
●	non-availability of insurance;
●	loss of key employees;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	political and regulatory risk; and
●	other factors beyond the Company’s control.

Bitfarms Ltd. Q3 2020 MD&A 20

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian Securities Authorities, including the Company’s annual MD&A dated April 29, 2020. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Caution Regarding Non-IFRS Financial Performance Measures

This MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures including “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and “Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective.

EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets. Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non-cash expenses. Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining. Management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets.

“EBITDA” is defined as net income (loss) before: (i) interest expense; (ii) income tax expense; and (iii) depreciation and amortization. “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenues. “Adjusted EBITDA” is defined as EBITDA adjusted to exclude: (i) share-based compensation; (ii) non-cash finance expenses; (iii) asset impairment charges; and (iv) other non-cash expenses. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenues. “Gross mining profit” is defined as Revenues minus energy and infrastructure expenses for the Backbone segment of the Company. “Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues for the Backbone segment of the Company.

These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Reconciliations from IFRS measures to non-IFRS measures are included throughout this MD&A.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. In designing such controls, it should be recognized that due to inherent limitations, any control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

Bitfarms Ltd. Q3 2020 MD&A 21

Bitfarms Ltd. Management’s Discussion and Analysis For the three and nine months ended September 30, 2020

Glossary of Terms

ASIC: ASIC stands for Application Specific Integrated Circuit and refers primarily to specific computer devices designed to solve the SHA-256 algorithm, as well as other machines used in the mining of Litecoin which use the Scrypt algorithm.

Bitcoin: Bitcoin is a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process.

Block Reward: A Bitcoin block reward refers to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block.

Blockchain: A Blockchain is a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete.

Hash: A hash is a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

Hashrate: Hashrate refers to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency.

Megawatt: A megawatt is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

Miners: ASICs used by the Company to perform Mining.

Mining: Mining refers to the process of using specialized computer hardware, and in the case of the Company, ASICs, to perform mathematical calculations to confirm transactions and increase security for the Bitcoin Blockchain. As a reward for their services, Bitcoin Miners collect transaction fees for the transactions they confirm, along with newly created Bitcoins as Block Rewards.

Mining Pool: A mining pool is a group of cryptocurrency miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block.

Network Difficulty: Network difficulty is a unitless measure of how difficult it is to find a hash below a given target. The Bitcoin network protocol automatically adjusts Network Difficulty by changing the target every 2,016 blocks hashed based on the time it took for the total computing power used in Bitcoin mining to solve the previous 2,016 blocks such that the average time to solve each block is ten minutes.

Network Hashrate: Network Hashrate refers to the total global Hashrate (and related computing power) used in Mining for a given cryptocurrency.

Petahash: One quadrillion (1,000,000,000,000,000) hashes per second or one thousand Terahash.

SHA-256: SHA stands for Secure Hash Algorithm. The SHA-256 algorithm was designed by the US National Security Agency and is the cryptographic hash function used within the Bitcoin network to validate transactions on the Bitcoin Blockchain.

Terahash: One trillion (1,000,000,000,000) hashes per second.

Bitfarms Ltd. Q3 2020 MD&A 22